NR07-01

January 23, 2007

ITH Intercepts New High Grade Gold Zone at Its Bulk tonnage Livengood Project, Alaska

95 metres @ 1.6g/t Au, including 30.5m @ 2.8 g/t Au

Vancouver, B.C……..International Tower Hill Mines Ltd. (“ITH” or “the Company”) ”) – (TSX Venture: ITH, OTCBB: ITHMF, Frankfurt: IW9) is pleased to announce the results of its Fall 2006 drilling program at the Livengood bulk tonnage target near Fairbanks, Alaska.  A total of 1,227 metres were drilled and multi-gram gold grades were encountered in four of the five holes completed.  Higher grade gold was intersected over substantial widths (hole MK-06-07: 94.6 metres @ 1.59 g/t gold) in a key geologic target, highlighting the potential to discover multiple higher grade zones within this very large, near surface bulk tonnage gold system, which remains open.

Project Background

The Livengood project is located in the Tintina Gold belt approximately 110 km north of the city of Fairbanks, Alaska and is accessed via the paved, all-weather, Elliot Highway.  ITH acquired 100% of the interest of AngloGold Ashanti (U.S.A.) Exploration Inc. (“AngloGold”) in the Livengood project on August 4, 2006 as part of its Alaskan property package purchase (see NR06-09 dated October 11, 2006).

2006 Project Summary

A 12 hole drill program at Livengood by AngloGold in 2003-2004 resulted in the discovery of a large bulk tonnage gold system with the best intercept being 134 metres @ 1.10 g/t gold.  Gold mineralization was primarily associated with volcanic and intrusive units.

The 2006 drilling program was designed to focus on potentially higher grade areas in the deposit, key ore controls and the northern extent of the system.  The program confirmed the association of igneous rocks with the main gold system and the critical role structure has in localizing higher grade zones.  Four holes, ranging in depth from 200 to 300 meters, were drilled in the main target area to define the northern extent of gold bearing system.

In hole MK-06-07 the higher grade mineralization is associated with an interpreted volcanic or subvolcanic intrusive breccia complex and increased vein density.  The highest grades are associated with quartz-arsenopyrite veinlets which cut the core in a variety of angles.  Analysis of the vein orientations shows that they are parallel to major east west to west-north-west trending south-dipping faults with an additional conjugate vein set trending northeast.  This structural trend passes through a broad zone of faulting and gold mineralization 800 metres to the east which was exposed by trenching in 2004, thereby defining an immediate follow-up target.

Holes MK-05-05, MK-06-06 and MK-06-08 were drilled to the east-north-east of hole MK-06-07.  In these holes, four individual zones (ranging from 5 to 29 metres thick), returned average grades of between 0.5 and 0.7 g/t gold.  Numerous smaller zones were also encountered.  This mineralization is similar to that historically intercepted on the property to the south and is considered part of the overall larger low grade system (see table below).

Finally, three shallow holes were drilled on a 2 kilometre western step-out to the main system in a new soil anomaly.  These holes only intersected anomalous gold mineralization and appear to indicate that the target soil anomaly has been displaced from up slope to the west from the main zone.

Significant Drill Intercepts from 2006 Livengood Phase I Program

(intercepts calculated using 0.3g/t cutoff)

Hole ID	From (m)	To (m)	Width (m)	Grade (g/t Au)	Target
MK-06-05	33.2	41.1	7.9	0.56	Intrusion hosted
MK-06-06	72.8	78.3	5.5	0.68	Intrusion and sediment hosted
MK-06-07	12.2	18.1	5.9	0.53	Intrusion and sediment hosted
	97.8	103.3	5.5	0.69	Intrusion and volcanic hosted
	123.9	218.5	94.6	1.59	Igneous breccia hosted
including	166.7	197.2	30.5	2.79	Higher Grade Core Zone
MK-06-08	26.8	38.4	11.6	0.55	Sediment hosted
	258.5	287.4	28.9	0.60	Intrusion and sediment hosted

Implications and 2007 Exploration Program

The 2006 drilling has confirmed the presence of broad zones of low-grade mineralization over the northern area of this four square kilometre gold system.  It also defined key controls on the higher grade parts of the system.  Expanding and continuing to define more of these higher grade areas will be the focus of ITH’s future exploration in this very large, high potential gold system.

To follow-up on the 2006 success, a 1,500 metre drill program is planned for March and April of 2007.  The program will focus on expanding the higher grade component of the Livengood system and defining the key area to be addressed in a potential major resource development program in the summer of this year.

A gold characterization study is currently in progress and has initially defined a coarse native gold component to the mineralization and encouraging direct cyanidization extractions from the sulphide zone material.  This work is ongoing and will be advanced in the next phase of work.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this news release.  Mr. Pontius is the President and CEO of International Tower Hill Mines Ltd.

The work program at Livengood was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of ITH responsible for carrying out the Company’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. is a resource exploration company, focused in Alaska that controls a number of exploration projects representing a spectrum of early stage to advanced gold discoveries.  ITH is committed to building share holder value through new discoveries while maintaining a majority interest in its holdings, thereby giving its shareholders the maximum value for their investment.

On behalf of
INTERNATIONAL TOWER HILL MINES LTD.

(signed) Jeffrey A. Pontius

Jeffrey A. Pontius,
President and Chief Executive Officer

Contact Information:

Quentin Mai, Vice-President - Corporate Communications

E-mail: qmai@internationaltowerhill.com

Phone: 1-888-770-7488 (toll free) or (604)683-6332 / Fax: (604) 408-7499

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this press release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding future anticipated property acquisitions, exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.